March 6, 2017

VIA EDGAR AND COURIER

Pamela Long

Assistant Director

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

Ref.:                     Ardagh Group S.A.

Amendment No. 3 to Registration Statement on Form F-1

Filed February 10, 2017

File No. 333-214684

Dear Ms. Long:

On behalf of Ardagh Group S.A. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 5 (“Amendment No. 5”) to the Company’s registration statement on Form F-1 (the “Registration Statement”), which was originally submitted to the staff of the Commission (the “Staff”) on November 17, 2016.  Amendment No. 5 is being filed with the Commission in response to comments received from the Staff contained in your letter dated March 3, 2017 (the “Comment Letter”) in connection with the Registration Statement.

For your convenience, we have reproduced below in italics the Staff’s comments, followed by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.  Page references included in the Company’s responses are to those contained in Amendment No. 5.

Free Cash Flow, page 15

1.                                      Your calculation now includes an adjustment for PIK interest paid which has the impact of portraying a material increase in 2016 free cash flow instead of a material decrease. This adjustment appears inconsistent with Item 10(e)(ii)(A) of Regulation S-K. In this regard, charges paid in cash should not be excluded from non-GAAP liquidity measures. Please revise.

Response:  The Company acknowledges the Staff’s comment and has revised the definition of Free Cash Flow to exclude the adjustment for PIK interest paid and removed PIK interest paid from the reconciliation table. The payment of PIK interest in 2016 related to the refinancing of the Senor PIK Notes the Company issued with new Toggle Notes issued by its Parent Company.  As a result, the Company recorded accumulated interest (for the period of 27 months since issuance). The Company has explained this in the disclosure following the Free Cash Flow reconciliation table and elsewhere in the document where 2016 Free Cash Flow is mentioned. The Company has revised the disclosure on pages 2, 16 and 94 of Amendment No. 5 in response to this comment.

2.                                      Wherever you present a non-GAAP liquidity measure, please also present GAAP operating, financing and investing cash flows for all periods. See Question 102.06 of the C&DI.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure to present GAAP operating, financing and investing cash flows with equal prominence as Free Cash Flow.  The Company has revised the disclosure on pages 2, 7, 14, 94 and 96 of Amendment No. 5 in response to this comment.

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We thank you for your prompt attention to this submission.  We hope the foregoing answers are responsive to your comments.  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333.

Very truly yours,

/s/ Richard B. Alsop, Esq.

Enclosure

cc:                                Ian Curley– Chief Executive, Ardagh Finance Holdings S.A.

Geoffrey E. Liebmann, Esq. – Cahill Gordon & Reindel LLP